Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.: 333-208684

The following communication was sent to all Starwood associates on March 31, 2016:

Dear Associates:

There is no question that the last few weeks have felt like a rollercoaster ride for our company and our people.  Like any ride, it could not go on forever, and I’d like to share with you that the Consortium led by Anbang just informed us that they have withdrawn their bid for Starwood. Many of you have told me that this journey has been both exciting and tiresome, and I agree, which is why I am pleased that we have reached resolution and can continue our important work with Marriott to bring together these two great companies.

Although this has been a trying process, it did lead to a 15.4% increase in the value of our company, underscoring the success of Starwood and the talent of our people.  I can tell you that after having a closer look at what we have to offer, Marriott is only more excited to join forces with Starwood.   They greatly admire our approach to brands, the intense loyalty of our SPG members and our global footprint, infrastructure and teams.   Throughout the back and forth, our Board of Directors remained committed to our merger with Marriott, and the strategic advantages of our combination which will offer our guests and customers 1.1 million rooms across 30 brands, deliver the most powerful loyalty program in the travel industry and create countless opportunities for our associates around the globe.

Our integration teams continue to work closely with their counterparts at Marriott, and we remain on track to close midyear.  Next week is our shareholder vote which will be an important milestone, after which point we can really amp up our work to integrate the best of Starwood and the best of Marriott to create the world’s leading hotel company.

It is interesting times to be sure, but it is not lost on me that for some, depending on where you sit, the potential of going in another direction had different professional implications.  Clearly a merger of this magnitude can take a personal toll.  However, we should all feel very proud of the sought after, innovative company we have created together.  Let’s continue to take great care of our guests every day and win in the marketplace, which is the very best way to ensure that Starwood’s unique take on hospitality endures.

On behalf of our Senior Leadership Team and Board of Directors I would like to thank you for your resilience, patience and hard work during this unprecedented time.

Regards,

Tom Mangas

Cautionary Statement Regarding Forward Looking Statements
This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood Hotels & Resorts Worldwide, Inc.’s (“Starwood”) and Marriott International, Inc.’s (“Marriott”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of ILG or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) (as amended, the “Registration Statement”) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The Registration Statement was declared effective by the SEC on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders are able to obtain a free copy of the Registration Statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com or by directing a request to investorrelations@marriott.com, and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com or by directing a request to ir@starwoodhotels.com.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.